UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E–3/A

(Rule 13e–100)

(Amendment No. 2)

RULE 13E–3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CCUR HOLDINGS, INC.

(Name of the Issuer)

CCUR Holdings Inc.

JDS1, LLC

Igor Volshteyn

Matthew Gerritsen

David Nicol

Robert Pons

Steven G. Singer

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12509 F 107

(CUSIP Number of Class of Securities)

Igor Volshteyn

President and Chief Operating Officer

CCUR Holdings, Inc.

6470 East Johns Crossing, Suite 490

Duluth, Georgia 30097

(770) 305–6434

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Gregory Sichenzia, Esq.

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

(212) 930–9700

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

CALCULATION OF FILING FEE

Transaction valuation* $3,200,000.00	Amount of filing fee $349.12

*	For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $3,200,000 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1–for–3,000 reverse stock split to holders of fewer than 3,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $2.86 per pre–split share and 1,128,766 pre–split shares, the estimated aggregate number of shares held by holders of less than 3,000 shares of the Company’s common stock. Pursuant to Rule 0–11(b)(1), the amount required to be paid with the filing of this Schedule 13E–3 equals .0001091 of the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $381.85	Form or Registration No.: Schedule 13E-3
Filing Party: CCUR Holdings, Inc.	Date Filed: December 28, 2020

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INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E–3 (the “Schedule”) is being filed by CCUR Holdings, Inc., a Delaware corporation (“CCUR” or the “Company”), and JDS1, LLC, Igor Volshteyn, Matthew Gerritsen, David Nicol, Robert Pons and Steven G. Singer (collectively, and together with CCUR, the “Filing Persons”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e–3 promulgated thereunder, in connection with the Company’s proposed 3,000–for–1 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.01 per share (the “Common Stock”). The Company will pay out fractional shares resulting from the Reverse Stock Split and intends to “go private” thereafter.

The Reverse Stock Split was approved by CCUR’s Board of Directors (the “Board”) on December 21, 2020. On December 21, 2020, CCUR stockholders holding approximately 52% of the outstanding Common Stock delivered to CCUR their consent approving the Reverse Stock Split and other transactions contemplated thereby. The stockholder consent is sufficient under Delaware law to approve the certificate of amendment and the Reverse Stock Split without the concurrence of any other stockholders. The Reverse Stock Split is expected to take effect no sooner than twenty (20) days following the mailing of a definitive Information Statement on Schedule 14C to stockholders of record as of December 21, 2020, the record date for stockholders entitled to vote on the Reverse Stock Split (the “Effective Time”), subject to approval by, and compliance with the requirements of, the Financial Industry Regulatory Authority.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who hold less than 3,000 shares of existing common stock at the Effective Time will receive cash in the amount of $2.86 per share of existing pre–reverse split Common Stock and will cease to be stockholders of CCUR after the reverse stock split. The amount of cash each holder of fractional Common Stock will receive will be calculated by multiplying the number of shares of existing common stock held by the stockholder on the effective date of the Reverse Stock Split (the “Effective Date”) by $2.86. Stockholders who hold more than 3,000 shares of existing Common Stock on the Effective Date will receive: (i) one share of new Common Stock for each 3,000 shares of existing Common Stock held on the effective date of the reverse split; and (ii) cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $2.86 per share of existing common stock.

Believing that CCUR currently derives no material benefit from its public company status and the thin trading market in the Common Stock has not provided liquidity to the Company’s stockholders, the Board concluded that CCUR should terminate its public company status. The completion of the Reverse Stock Split will reduce the number of outstanding shares of the Company’s Common Stock from 8,972,524 shares to approximately 2,737 shares.

Upon conclusion of the Reverse Stock Split, the number of stockholders will be reduced to approximately 235. This will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), the Company will cease to file reports and information with the SEC.

The Company’s exchange agent, American Stock Transfer & Trust Company, LLC, will process the Reverse Stock Split on or about the 20th day following the mailing of a definitive information statement to be filed on Schedule 14C describing the Reverse Stock Split.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse Stock Split will be approximately $3,200,000. In addition, the other expenses incurred to effect the reverse stock split are estimated to be approximately $125,000. We expect to use cash on hand to pay the cash consideration in connection with the reverse stock split and other expenses for the reverse stock split.

Information contained in (i) the Company’s preliminary information statement on Schedule 14C filed on December 23, 2020, as amended on February 24, 2021 and March 3, 2021 (the “Preliminary Information Statement”), (ii) the Company’s Annual Report on Form 10–K for the year ended June 30, 2020, which was filed by the Company on September 15, 2020 (the “Form 10–K”) and (iii) the Company’s quarterly report on Form 10–Q filed by the Company for the quarterly period ended December 31, 2020 filed on February 16, 2021 (the “Form 10–Q”) is incorporated into this Schedule 13E–3 by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M–A.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Preliminary Information Statement under the captions “Summary of Terms of Stock Split” and “Questions and Answers About the Stock Split” is incorporated herein by reference.

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ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The Company’s name and address, and the telephone number at that address, are:

CCUR Holdings, Inc.

6470 East Johns Crossing, Suite 490

Duluth, Georgia 30097

Telephone (770) 305–6434

(b) Securities. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(d) Dividends. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Dividend Policy” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Filing Persons are each of (i) CCUR Holdings, Inc., the subject company, (ii) JDS1, LLC, a Delaware limited liability company (“JDS1”), (iii) Igor Volshteyn, president and chief operating officer of CCUR, (iv) Matthew Gerritsen, secretary and general counsel of CCUR, (v) David Nicol, a director of CCUR, (vi) Robert Pons, a director of CCUR, and (vii) Steven G. Singer, a director of CCUR.

The names of the persons specified in Instruction C to Schedule 13E–3, each of whom is a director or executive officer of CCUR, are set forth under the caption “Information Concerning the Company – Our Directors and Executive Officers” of the Preliminary Information Statement and is incorporated herein by reference. The business address and telephone number of each Filing Person and each director and executive officer of CCUR is 6470 East Johns Crossing, Suite 490, Duluth, Georgia 30097 and (770) 305–6434.

(b) Business and Background of Entities. JDS1 is a Delaware limited liability company that engages in investment management as its principal business. Julian D. Singer is the manager of JDS1. During the last five years, neither JDS1 nor Mr. Singer have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and they have not been parties to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding a violation of any federal or state securities law.

(c) Business and Background of Natural Persons. The information set forth in the Preliminary Information Statement under the caption ““Information Concerning the Company – Our Directors and Executive Officers” is incorporated herein by reference. During the last five years, neither the Company nor any of its directors and officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and they have not been parties to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding a violation of any federal or state securities law.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet” is incorporated herein by reference.

(b) Purchases. The information set forth in the Preliminary Information Statement under the caption “Special Factors – Interests of the Company’s Directors, Executive Officers and Affiliates in the Reverse Stock Split” is incorporated herein by reference.

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(c) Different Terms. The terms of the Reverse Stock Split will apply equally to all stockholders, although as a result of the Reverse Stock Split, stockholders holding fewer than 3,000 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be stockholders of the Company.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” and “Description of the Stock Split – Dissenters’ Rights,” is incorporated herein by reference. No appraisal rights are available under either the Delaware General Corporation Law or our Certificate of Incorporation to any stockholder.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Information Statement under the caption “Reports, Opinions and Appraisals” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Form 10–K under the “Item 13. Certain Relationships and Related Transactions, and Director Independence” and in the Preliminary Information Statement under the caption “Information Concerning the Company – Certain Relationships and Related Transactions With Affiliates” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Preliminary Information Statement under the caption “Information Concerning the Company – Certain Relationships and Related Transactions With Affiliates” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the caption “Information Concerning the Company – Certain Relationships and Related Transactions With Affiliates” is incorporated herein by reference.

(d) Conflicts of Interest. The information set forth in the Preliminary Information Statement under the caption “Information Concerning the Company – Certain Relationships and Related Transactions With Affiliates” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. Not Applicable.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Use of Securities Acquired. The information set forth in the Preliminary Information Statement under the Caption “Special Factors – Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b) Use of Securities Acquired. Not Applicable.

(c) Plans. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors,” “is incorporated herein by reference.

(d) Subject Company Negotiation. Not Applicable.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors – Purpose of the Reverse Stock Split,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Preliminary Information Statement under the caption “Special Factors – Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c) Reasons. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 3,000 Shares of our Common Stock in a Single Account”, “Special Factors –– Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 3,000 or More Shares of Our Common Stock in a Single Account”, and “Special Factors – Effects of the Reverse Stock Split on Affiliated Stockholders”, is incorporated herein by reference.

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ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)     Fairness. The information set forth in the Preliminary Information Statement under the captions “Questions and Answers About the Reverse Stock Split,” “Special Factors – Reasons For the Reverse Stock Split,” “Special Factors – Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors –– Factors Considered by the Board as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Preliminary Information Statement under the caption “Special Factors –– Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet: Reports, Opinions and Appraisals” and “Special Factors – Factors Considered by the Board as to the Fairness of the Reverse Stock Split – Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Preliminary Information Statement under the caption “Special Factors – Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(f) Other Offers. The Company is unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet – Reports, Opinions and Appraisals”, “Special Factors – Background of the Stock Split; Alternatives Considered by the Board”, “Special Factors – Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock Split” and “ Special Factors –Special Factors Reports, Opinions and Appraisals” is incorporated herein by reference. The information set forth in Annex A of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet – Reports, Opinions and Appraisals”, “Special Factors – Background of the Stock Split; Alternatives Considered by the Board”, “Special Factors – Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock Split” and “Special Factors –Special Factors Reports, Opinions and Appraisals” is incorporated herein by reference. The information set forth in Annex A of the Information Statement is incorporated herein by reference.

(c) Availability of Documents. The opinion of ValueScope, which is attached as Annex A to the Information Statement, will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by an interested equity security holder of the Company or its representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet – Source of Funds for the Reverse Stock Split” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth under the caption “Questions and Answers about the Reverse Stock Split” in the Preliminary Information Statement is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

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ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Preliminary Information Statement under the caption, “Special Factors: Interests of the Company’s Directors and Executive Officers in the Reverse Stock Split” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or recommendation. Not Applicable.

(b) Reasons. Not Applicable.

(c) Intent to tender. Not Applicable.

(d) Intent to tender or vote in a going–private transaction. Not Applicable.

(e) Recommendations of others. Not Applicable.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Preliminary Information Statement under the captions “Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.

(b) Pro Forma Information. Not Applicable.

(c) Summary Information. The information set forth in the Preliminary Information Statement under the caption “Information Concerning the Company – Selected Financial Information” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

ITEM 15.	ADDITIONAL INFORMATION.

(a) Information Required by Item 402(t) of Regulation S–K. Not applicable.

(b) Other Material Information. The information contained in the Preliminary Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)     (1) The Preliminary Information Statement, which was filed electronically with the Securities and Exchange Commission via EDGAR on March 3, 2021 immediately prior to the filing of this Transaction Statement, is incorporated herein by reference.

(2) Annual Report on Form 10–K for the year ended June 30, 2020 (incorporated by reference to the Company’s Annual Report on Form 10–K, filed with the SEC on September 15, 2020).

(3) Quarterly Report on Form 10–Q for the period ended December 31, 2020 (incorporated by reference to the Company’s Quarterly Report on Form 10–Q, filed with the SEC on February 16, 2021).

(b) Not Applicable.

(c) The Opinion of ValueScope, dated February 15, 2021 (incorporated by reference to Annex A of the Preliminary Information Statement Schedule 14C filed by Company on March 3, 2021).

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(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCUR HOLDINGS, INC.

Date: March 3, 2021	By:	/s/ Igor Volshteyn
	Name:	Igor Volshteyn
	Title:	President and Chief Operating Officer

JDS1, LLC

	By:	/s/ Julian D. Singer
	Name:	Julian D. Singer
	Title:	Manager

IGOR VOLSHTEYN

	By:	/s/ Igor Volshteyn
	Name:	Igor Volshteyn

MATTHEW GERRITSEN

	By:	/s/ Matthew Gerritsen
	Name:	Matthew Gerritsen

DAVID NICOL

	By:	/s/ David Nichol
	Name:	David Nicol

ROBERT PONS

	By:	/s/ Robert Pons
	Name:	Robert Pons

STEVEN G. SINGER

	By:	/s/ Steven G. Singer
	Name:	Steven G. Singer

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